Exhibit 99.1

Zhihu Inc. Appoints New Director and Chief Financial Officer

BEIJING, January 2, 2023—Zhihu Inc. (“Zhihu” or the “Company”) (NYSE: ZH; HKEX: 2390), the operator of Zhihu, a leading online content community in China, today announced that its board of directors has appointed Mr. Henry Dachuan Sha as a Director and the Chief Financial Officer of the Company, effective immediately. Mr. Sha will replace Mr. Wei Sun, who has tendered his resignation from the positions of director and chief financial officer to pursue other business endeavors.

“On behalf of our board and the management team, I would like to thank Wei for his significant contribution to us in the past four years, particularly in our successful listings on the New York Stock Exchange and The Stock Exchange of Hong Kong Limited, and wish him all the best in his future endeavors,” commented Mr. Yuan Zhou, chairman of the board and chief executive officer of the Company. “Meanwhile, we are excited about having Henry onboard. With his impressive professional experience and abundant insights in the internet sector, we are confident that he will be a great addition for Zhihu’s further development.”

Prior to joining Zhihu, Mr. Sha served as the Chief Financial Officer of Quwan Holding Limited between October 2020 and December 2022. From September 2017 to December 2019, Mr. Sha served as the Chief Financial Officer of Huya Inc. (NYSE: HUYA). Before his corporate career, Mr. Sha was a director of Greenwoods Asset Management from May 2015 to August 2017. He also worked at China Media Capital between August 2013 and July 2014. From August 2011 to August 2013, Mr. Sha worked in the Investment Banking Division of Goldman Sachs. Mr. Sha received a bachelor’s degree in electronic engineering and a bachelor’s degree in accounting from Fudan University in the PRC in July 2008 and July 2009, respectively.

About Zhihu Inc.

Zhihu Inc. (NYSE: ZH; HKEX: 2390), the operator of Zhihu, a leading online content community in China where people come to find solutions, make decisions, seek inspiration, and have fun. We have been dedicated to expanding our content and service offerings to enable our users to explore and enjoy “fulfilling content” (有获得感的內容) that broadens horizons, provides solutions, and resonates with minds. Since the initial launch in 2010, we have grown from a Q&A community into one of the top five comprehensive online content communities and the largest Q&A-inspired online content community in China, both in terms of average mobile MAUs and revenue in 2019, 2020, and 2021, according to CIC. For more information, please visit https://ir.zhihu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the United States Securities and Exchange Commission and the Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zhihu Inc.

Email: ir@zhihu.com

The Piacente Group, Inc.

Helen Wu

Tel: +86-10-6508-0677

Email: zhihu@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Phone: +1-212-481-2050

Email: zhihu@tpg-ir.com

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